UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.           )*

POWER REIT

(Name of Issuer)

Common Shares, $0.001 par value per share

(Title of Class of Securities)

73933H101

(CUSIP Number)

Jess Saypoff

Axonic Capital LLC

520 Madison Avenue, 42nd Floor

New York, New York 10022

(212) 259-0430

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 23, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 73933H101

1	Name of Reporting Person Axonic Capital LLC
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 183,497
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 183,497

11	Aggregate Amount Beneficially Owned by Each Reporting Person 183,497 Common Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 5.4%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 73933H101

1	Name of Reporting Person Clayton DeGiacinto
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds AF (See Item 3)
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 183,497
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 183,497
11	Aggregate Amount Beneficially Owned by Each Reporting Person 183,497 Common Shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 5.4%
14	Type of Reporting Person IN

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the common shares, $0.001 par value per share (the “Common Shares”), of Power REIT, a Maryland real estate investment trust (the “Issuer”). The Issuer’s principal executive offices are located at 301 Winding Road, Old Bethpage, New York 11804.

Item 2.	Identity and Background.

(a)	This Schedule 13D is being filed by:

i.	Axonic Capital LLC, a Delaware limited liability company (“Axonic Capital”), with respect to the Common Shares directly and beneficially owned by it; and
ii.	Clayton DeGiacinto, as the managing member of Axonic Capital.

Each of the foregoing is referred to as a “Reporting Person” and together as the “Reporting Persons.” Each of the Reporting Persons is a party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing this joint Schedule 13D.

(b)	The principal business address for each Reporting Person is 520 Madison Avenue, 42nd Floor, New York, New York 10022.

(c)	The principal business of Axonic Capital is to provide investment management services. Mr. DeGiacinto serves as the managing member of Axonic Capital.

(d)	During the last five years, neither of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, neither of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. DeGiacinto is a citizen of the United States of America. Axonic Capital is organized under the laws of the state of Delaware.

Item 3.	Source and Amount of Funds or Other Consideration.

The 183,497 Common Shares beneficially owned by the Reporting Persons were acquired with working capital of Axonic Capital (which may, at any given time, include margin loans made by financial firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the 183,497 Common Shares beneficially owned by the Reporting Persons is approximately $163,309.77, excluding brokerage commissions. The Common Shares are held in an account that is pledged as collateral security for Axonic Capital’s obligations under a working capital facility. Axonic Capital’s obligations under such working capital facility were not incurred with a primary or material purpose related to securities of the Issuer.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Common Shares based on the Reporting Persons’ belief that the Common Shares, when purchased, were undervalued and represented an attractive investment opportunity. The Reporting Persons beneficially own 5.4% of the outstanding Common Shares. The Reporting Persons have discussed with the Issuer’s management a range of topics focused on enhancing shareholder value, including, but not limited to, possible recapitalization and other strategic alternatives for the Issuer. The Reporting Persons believe that one of Axonic Capital’s core competencies is the acquisition and disposition of commercial mortgage loans, structured credit bonds, and commercial real estate assets. The Reporting Persons believe that considerable opportunities may exist to acquire underpriced commercial real estate assets, including first mortgage loans and mezzanine loans.

The Reporting Persons intend to engage in additional discussions with the Issuer, including the management or Board of Trustees of the Issuer (the “Board”), and its representatives concerning the enhancement of shareholder value, which may include, but not be limited to: (1) recapitalization (including through the issuance or issuances of new securities of the Issuer); (2) sales of all or a portion of the Issuer’s assets (including, but not limited to, sales of the Issuer’s assets to the Reporting Persons, affiliates of the Reporting Persons or other third parties); (3) the acquisition of loan or other commercial real estate assets for the purpose of transforming the Issuer into a commercial mortgage REIT; and/or (4) the contribution of assets owned by the Reporting Persons, affiliates of the Reporting Persons or other third parties to the Issuer in connection with a repositioning of the Issuer’s operations and business strategy. The Reporting Persons may desire to, and, if the Issuer agrees, enter into, confidentiality or similar agreements with the Issuer to facilitate such discussions. There can be no certainty as to whether discussions will occur, or, if they do, the outcome of such discussions. The Reporting Persons may determine to accelerate or terminate discussions with the Issuer concerning topics related to the enhancement of shareholder value or change the Reporting Persons’ intentions with respect to any such matters, in each case, at any time and without prior notice. The Reporting Persons may, directly or indirectly, take such additional steps as the Reporting Persons may deem appropriate to support their investment in the Issuer, including, but not limited to, entering into financing commitments and other agreements, arrangements and understandings.

While the Reporting Persons intend to engage in additional discussions with the Issuer and its representatives concerning topics related to the enhancement of shareholder value, depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Common Shares (and shares of the Issuer’s 7.75% Series A Cumulative Redeemable Perpetual Preferred Stock Liquidation Preference $25.00 per Share (the “Series A Preferred Shares”)) at prices that would make the purchase or sale of Common Shares and/or Series A Preferred Shares desirable, the Reporting Persons may endeavor to increase or decrease the Reporting Persons’ position in the Issuer through, among other things, the purchase or sale of Common Shares and/or Series A Preferred Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable. The Reporting Persons will continue to closely monitor the Issuer’s operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as other economic, securities markets and investment considerations. Consistent with their investment research methods and evaluation criteria, the Reporting Persons may also discuss such matters with industry analysts, existing or potential strategic partners, financing sources, competitors and investment and financing professionals.

The Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D, except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. Depending on various factors including, but not limited to, the Issuer’s financial position and investment strategy, the price levels of the Common Shares and Series A Preferred Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as the Reporting Persons deem appropriate, including, but not limited to: (1) engaging in discussions with other shareholders, advisors, and other relevant parties; (2) proposing changes in the Issuer’s operations; (3) proposing changes to the Board and the Issuer’s management team; (4) proposing changes to the Issuer’s declaration of trust, bylaws, governance structure or capitalization; (5) proposing extraordinary corporate transactions, including, but not limited to, asset sales (including sales of assets to the Reporting Persons, affiliates of the Reporting Persons or other third parties); (6) taking any actions with respect to the Reporting Persons’ investment in the Issuer, including any or all of the actions set forth in this Item 4; (7) acquiring Series A Preferred Shares in the open market, through privately negotiated transactions or otherwise; (8) engaging in hedging or similar transactions with respect to the Common Shares, including, but not limited to, swaps and other derivative instruments; and (9) changing the Reporting Persons’ intention with respect to any and all matters referred to in this Item 4.

Item 5.	Interest in Securities of the Issuer.

(a) – (b). The information required for each Reporting Person by Item 5 (a) – (b) is set forth in Rows 7 – 13 on pages 1 and 2 of this Schedule 13D and is incorporated herein by reference, respectively, for each Reporting Person.

The information with respect to the percentage of the outstanding Common Shares beneficially owned by the Reporting Persons set forth in this Schedule 13D is calculated based on 3,389,661 outstanding Common Shares, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 10, 2024.

(c)	The transactions in the Common Shares by the Reporting Person during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

(d)	No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares reported herein.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On July 24, 2024, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons, or between the Reporting Persons and any other person, with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1	Joint Filing Agreement, dated as of July 24, 2024.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 24, 2024

Axonic Capital LLC

By:	/s/ Clayton DeGiacinto
	Name:	Clayton DeGiacinto
	Title:	Authorized Signatory

By:	/s/ Clayton DeGiacinto
	Name:	Clayton DeGiacinto
In his capacity as managing member of Axonic Capital LLC

SCHEDULE A

TRANSACTIONS IN THE ISSUER’S SECURITIES DURING THE LAST 60 DAYS

Nature of the Transaction	Securities Purchased*	Price Per Share**	Date of Transaction	Trading Range of Transactions (inclusive)
Purchase of Common Shares	552	$0.9999	6/3/2024	$0.9995	-	$0.9999
Purchase of Common Shares	2,322	$0.9000	6/5/2024	$0.9000	-	$0.9000
Purchase of Common Shares	22,126	$0.8992	6/6/2024	$0.8679	-	$0.9000
Purchase of Common Shares	15,000	$0.8655	6/7/2024	$0.8190	-	$0.9000
Purchase of Common Shares	10,434	$0.8697	6/10/2024	$0.8215	-	$0.8900
Purchase of Common Shares	95	$0.8500	6/11/2024	$0.8500	-	$0.8500
Purchase of Common Shares	4,099	$0.8490	6/12/2024	$0.8401	-	$0.8500
Purchase of Common Shares	5,908	$0.8340	6/13/2024	$0.7450	-	$0.8500
Purchase of Common Shares	5,000	$0.7300	6/14/2024	$0.7300	-	$0.7300
Purchase of Common Shares	16,097	$0.7891	6/18/2024	$0.7669	-	$0.8000
Purchase of Common Shares	6,504	$0.7855	6/20/2024	$0.7660	-	$0.8000
Purchase of Common Shares	11,863	$0.9308	6/21/2024	$0.8377	-	$0.9500
Purchase of Common Shares	1,368	$0.8500	6/24/2024	$0.8500	-	$0.8500
Purchase of Common Shares	3,928	$0.8541	6/26/2024	$0.8500	-	$0.8700
Purchase of Common Shares	6,422	$0.8347	6/27/2024	$0.7651	-	$0.8500
Purchase of Common Shares	2,159	$0.8490	6/28/2024	$0.8378	-	$0.8500
Purchase of Common Shares	5,000	$0.9390	7/1/2024	$0.9116	-	$0.9500
Purchase of Common Shares	70	$0.8700	7/3/2024	$0.8500	-	$0.8500
Purchase of Common Shares	41,053	$0.8595	7/5/2024	$0.8268	-	$0.8700
Purchase of Common Shares	1,497	$1.1000	7/22/2024	$1.1000	-	$1.1000
Purchase of Common Shares	22,000	$1.1057	7/23/2024	$0.9297	-	$1.3000

*	Represents transactions made on the open market by the Reporting Persons.
**	The price reported is a weighted-average price. These shares were purchased in multiple transactions at prices ranging between the values included in the “Trading Range of Transactions” column, inclusive. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares purchased at each separate price within the range set forth above.

Other than as disclosed in this Schedule A, there was no transaction in the Common Shares by the Reporting Persons during the past sixty days.